Exhibit 99.1

Marex Group plc Announces Commencement of Consent Solicitation for its 6.404% Senior Notes Due 2029

May 7, 2026

NEW YORK, May 7, 2026 (GLOBE NEWSWIRE) – Marex Group plc (Nasdaq: MRX) (“Marex” or the “Company”), a diversified global financial services platform, announced today that it is soliciting consents (the “Consents”) from each registered holder of its 6.404% Senior Notes due 2029 (the “Notes”) with respect to the adoption of certain proposed amendments (the “Proposed Amendments”) to the Indenture, dated as of October 15, 2024 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 4, 2024 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), each between Marex and Citibank, N.A., as the trustee (the “Consent Solicitation”). As used in this press release, the term “Group” refers to Marex Group plc, together with its consolidated subsidiaries, as a consolidated entity.

The Consent Solicitation commenced today and will expire at 5:00 p.m. (New York City time) on May 15, 2026, unless extended by Marex (such date and time, as the same may be extended, is referred to as the “Expiration Date”). To be eligible to receive a cash payment equal to $1.00 per $1,000 principal amount of Notes (the “Consent Payment”), holders of the Notes as of 5:00 p.m. (New York City time) on May 6, 2026 (such date and time, including as such date and time may be changed by Marex, from time to time, the “Record Date”) must deliver their consents on or prior to the Expiration Date. Consents may be revoked at 5:00 p.m. (New York City time) on May 15, 2026 (the “Revocation Deadline”).

The Consent Solicitation is made solely by means of the consent solicitation statement dated May 7, 2026 (the “Consent Solicitation Statement”). Capitalized terms used in this announcement but not defined herein have the meanings given to them in the Consent Solicitation Statement. The Consent Solicitation Statement contains important information that holders of Notes should carefully review before any decision is made with respect to the Consent Solicitation.

The purpose of the Consent Solicitation is to seek Consents from holders of the Notes with respect to the Proposed Amendments, so as to align the terms of the Notes and the Indenture with the existing terms of the recently issued 2031 Notes (as defined below) and 2031 Notes Indenture (as defined below).

As previously reported, on March 26, 2026, Marex announced its proposal to change the legal domicile of its parent holding company to Bermuda from England and Wales (the “Proposed Redomiciliation”) and to reorganize the Group. The principal objective of the Proposed Redomiciliation is to facilitate shareholder value creation by: (i) simplifying the Group’s corporate structure and regulatory framework and delivering cost savings and efficiencies by reducing administrative burdens and (ii) aligning the U.S. style corporate law of Bermuda with the Company’s listing on the Nasdaq Global Select Market (“Nasdaq”). If the requisite shareholder, court and regulatory approvals are obtained, the Proposed Redomiciliation will result in the reorganization of all Group subsidiaries into four regional sub-groups (U.K., U.S., EMEA and Rest of World) under a new Bermuda parent holding company (“New ParentCo”).

On April 21, 2026, the Company completed its previously announced public offering of the Company’s 5.680% Senior Notes due 2031 (the “2031 Notes”) issued pursuant to the Base Indenture, as amended by a third supplemental indenture on even date between the Company and Trustee (the “2031 Notes Indenture”). This follows the Company’s public offering of its 5.829% Senior Notes due 2028 (the “2028 Notes”) completed on May 8, 2025, and other public offerings of its SEC-registered structured notes (“Structured Notes”). Unlike the present Notes and the Indenture, the terms of the 2031 Notes, 2028 Notes and Structured Notes (collectively, the “Other Existing SEC-Registered Notes”) would allow a holding company of the Group that is incorporated in the UK overseas territory of Bermuda to, without the consent of the holders of the Other Existing SEC-Registered Notes, assume the Company’s obligations under the Other Existing SEC-Registered Notes and the relevant indentures governing them (collectively, the “Other Existing SEC-Registered Note Indentures”) and succeed to, and be substituted for, the Company under the Other Existing SEC-Registered Notes and the Other Existing SEC-Registered Note Indentures.

The purpose of the Consent Solicitation is to seek Consents from holders of the Notes with respect to the Proposed Amendments, so as to align the terms of the Notes and the Indenture with the existing terms of the 2031 Notes and 2031 Notes Indenture. The Proposed Amendments would permit a holding company of the Group that is incorporated in the UK overseas territory of Bermuda, such as New ParentCo, to assume the Company’s obligations under the Notes and Indenture, and succeed to, and be substituted for, the Company as issuer and obligor under the Notes and Indenture, in the same manner as such holding company or New ParentCo is currently permitted under the terms of the Other Existing SEC-Registered Notes and the Other Existing SEC-Registered Note Indentures to assume the Company’s obligations under the Other Existing SEC-Registered Notes and the Other Existing SEC-Registered Note Indentures, and succeed to, and be substituted for, the Company as issuer and obligor thereunder. If the requisite shareholder, court and regulatory approvals are obtained, and if the Proposed Amendments are approved, then, following the Proposed Redomiciliation, New ParentCo may assume the Notes and, upon such assumption, succeed to and be substituted for Marex Group plc, as obligor under and issuer of the Notes. Following the Proposed Redomiciliation, the Company expects to become a direct wholly-owned subsidiary of New ParentCo, and New ParentCo’s ordinary shares will be listed on Nasdaq in place of the Company’s ordinary shares.

Once Consents in respect of at least a majority in aggregate principal amount of the outstanding Notes (the “Requisite Consents”) have been validly received on or before the Expiration Date and not validly revoked before the Revocation Deadline, and the other conditions set forth in the Consent Solicitation Statement are satisfied or waived, the Company intends to execute and deliver to the Trustee a fourth supplemental indenture to the Indenture (the “Supplemental Indenture”) as soon as practicable, which will implement the adoption of the Proposed Amendments.

If the Requisite Consents are obtained, the other conditions are satisfied (or waived) and the Proposed Amendments become effective and operative, all Holders of the Notes will be bound by the terms of the Indenture as amended by the Supplemental Indenture giving effect to the Proposed Amendments, whether or not they deliver Consents. Non-consenting Holders, although bound by the Proposed Amendments, will not be entitled to any Consent Payment.

Marex’s obligation to accept, and pay for, Consents validly delivered and not revoked is conditioned upon satisfaction of certain conditions as described in the Consent Solicitation Statement, including the receipt of the Requisite Consents. The Company may, in its sole discretion, terminate the Consent Solicitation, allow the Consent Solicitation to lapse, extend the Consent Solicitation and continue soliciting Consents pursuant to the Consent Solicitation or otherwise amend the terms of the Consent Solicitation, including the waiver of any or all of the conditions set forth in the Consent Solicitation. No Consent Payment will be made if the Requisite Consents are not received, if the Consent Solicitation is terminated or if the Supplemental Indenture does not otherwise become effective for any reason.

Marex has retained Goldman Sachs & Co. LLC as solicitation agent (the “Solicitation Agent”).

Any questions or requests for assistance or for copies of the Consent Solicitation Statement or related documents may be directed to the Information and Tabulation Agent at its telephone numbers or e-mail address set forth below. A holder of Notes as of the Record Date also may contact the Solicitation Agent, at its telephone numbers or e-mail address set forth below, or such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation.

The Solicitation Agent for the Consent Solicitation is:

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Telephone (U.S. Toll Free): +1 (800) 828-3182

Telephone (U.S. Collect): +1 (212) 902-6351

Telephone (London): +44 207 774 4836

Email: liabilitymanagement.eu@gs.com

Attention: Liability Management Group

The Information and Tabulation Agent for the Consent Solicitation is:

Global Bondholder Services Corporation

65 Broadway, Suite 404

New York, New York 10006

Attention: Corporate Actions

Email: contact@gbsc-usa.com

Banks and Brokers Call: (212) 430-3774

U.S. Toll-Free: (855) 654-2014

International Call: 001-212-430-3774

Copies of the Consent Solicitation Statement and other relevant documents are available at https://www.gbsc-usa.com/marex/.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

NONE OF THE COMPANY, THE SOLICITATION AGENT, THE INFORMATION AND TABULATION AGENT, THE TRUSTEE OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR AFFILIATES MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD DELIVER CONSENTS PURSUANT TO THE CONSENT SOLICITATION. EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER OR NOT TO DELIVER ITS CONSENT.

Forward looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected expiration or settlement date of the Consent Solicitation. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, on market volatility, global macroeconomic conditions and commodity prices; our proposed redomiciliation; changes to the U.S. regulatory regime, including with respect to tariffs; changes in interest rate levels or tariffs; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; risks associated with the use of artificial intelligence; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions; short seller activity and securities litigation; the inability to realize the anticipated benefits of the Consent Solicitation; the risk that the Consent Solicitation may not be consummated; the risks discussed under the caption “Certain Significant Considerations” in the Consent Solicitation Statement; and other risks discussed under the caption “Risk Factors” in our 2025 Annual Report on Form 20-F or as updated by any of our subsequent reports filed with the SEC.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Enquiries please contact:

Marex:

Nicola Ratchford / Adam Strachan

+44 778 654 8889 / +1 914 200 2508 | nratchford@marex.com / astrachan@marex.com

FTI Consulting US / UK

+1 (716) 525-7239 / +44 (0) 7976 870 961 | marex@fticonsulting.com